Exhibit 99.3

The INX Digital Company Reports Q1
2023 Update and Financial Results

NEWS PROVIDED BY

The INX Digital Company, Inc.

May 16, 2023, 16:06 ET

TORONTO, May 16, 2023/PRNewswire/ -- The INX Digital Company, Inc. (Cboe Canada: INXD, INXATS: INX, OTCQB: INXDF) (the “Company” or “INX”), the owner of INX.One, security token and digital asset trading platform, a U.S. broker-dealer and an inter-dealer broker (through its subsidiaries), announced first quarter financial results as of March 31, 2023.

Investment gains/losses for any particular period are not indicative of quarterly business performance. Earnings of The INX Digital Company, Inc. for the first calendar quarter of 2023 are summarized below.

2023 First Quarter Financial Highlights:

●	Cash and cash equivalents of $18M plus an additional $8.2M invested in short and mid-term duration U.S. treasury securities and investment-grade corporate bonds.

●	Working capital of $24M.

●	Reserve Fund set aside for the protection of customer funds and maintained in addition to operating funds at $36.0M.

●	Q1 2023 total revenue at $1.6M, primarily from transaction and brokerage fees, an increase in total revenue of one percent compared to Q12022 and an increase of 119 percent compared to Q4 2022.

●	Q1 2023 net loss from operations of $4.5M.

INX reports a Q1 2023 net loss of $675,000 ($0.00 EPS), which includes an unrealized gain on the INX Tokens issued of $3.8M and INX Token warrants of $0.2M. Under relevant accounting standards, INX Token and token warrants issued are recognized as a liability on the company’s balance sheet. The company’s adjusted net loss for Q1 2023, excluding INX Token and token warrant liability, is $4.7M. The adjusted net loss is a non-IFRS measure.

Noteworthy steps and Q12023 milestones demonstrate the accelerating adoption of security tokens and position INX as a leader in the space

During 2022, the company has taken significant actions to put in place innovative technology that allow the pioneering of a new and responsible digital economy.

INX’s main focus remains on creating a go-to holistic solution for founders and corporate partners to raise capital utilizing SEC-regulated security tokens and giving access to these investment opportunities to investors globally.

Taking advantage of the path created by the issuance of the INX Token, since the third quarter of 2022 and to date, INX has launched its capital raises via issuance of a security token and brought five (5) primary offerings to market, which are available for investment exclusively on INX.One. Following the initial offering, the digital securities of these issuers are expected to be offered to INXS customers for trading in the secondary market on the regulated INX.One platform alongside the already actively trading INX Token.

The primary offerings on INX.One now include Trucpal, a digital financial and tax software company for the logistics industry based in China; Advent Entertainment, an entertainment, gaming, and virtual reality company based in Utah, US; Treasure Experience, a virtual marine exploration and treasure hunting company based in Florida, US; and TurnCoin, a platform offering digital trading cards in talented individuals, based in Gibraltar, and the most recent addition of XManna, a metaverse and web3 technology company focused on expanding commerce and fan engagement in professional sports, advertising and gaming, based in Florida, US.

In Q1 2023, INX also announced and issued the first security token dividend distributed on blockchain to Trucpal Security Token investors. The dividend was issued more than six months ahead of the expected timeline.

The company continued to strengthen its compliance and technology framework by reaching multiple meaningful milestones in Q1 2023. The company completed its integration with the Polygon blockchain during the quarter. INX.One can now support Polygon blockchain-based tokens, alongside Ethereum and Avalanche, for secondary listing on the company’s platform.

In Q1 2023, the company also completed its AICPA SOC 2 certification of the trading system and data, a widely-recognized auditing standard for service organizations through which the security, integrity, and privacy of the company’s systems were validated.

Moreover, during the quarter, INX further expanded its money transmitter licenses and registrations, allowing the company to offer cryptocurrencies in 45 U.S. states and territories. INX.One also continues to expand its offering globally, with over 160 countries supported on INX.One.

As the market for security tokens continues to grow and rapidly expands across multiple asset classes gaining momentum among institutions, the company invests significant resources into educating investors and issuers globally to provide the required clarity on the new technology and opportunities it enables.

INX CEO Shy Datika:

“During Q1 2023, management focused on forging new and strategic global partnerships and advancing multiple initiatives to expand the company’s services, promote brand recognition and drive future revenues. We are witnessing significant transitions in the financial market, which we predicted and prepared for since INX’s establishment. The company has worked to create innovative infrastructures and solutions for the digital economy. As our actions during this latest quarter reveal, more and more businesses turn to INX for new and better alternatives. We are at an inflection point in the maturity of the digital economy and the future of assets tokenization specifically, and we expect to lead many more issuers and traders to the safe, secure, advanced ecosystem we have built.”

About INX:

INX provides a regulated trading platform for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and an innovative regulatory approach.

About The INX Digital Company, Inc. INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies, combining traditional markets expertise and an innovative fintech approach. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token, in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FIN RA.

In addition to operating two regulated trading platforms for blockchain assets, INX’s interdealer broker, I.L.S. Brokers, plans to offer non-deliverable cryptocurrency forwards to Tier-1 banks in the future. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects” or “does not expect, ” is expected, “anticipates,” or “does not anticipate,” “plans,” “budget,” “scheduled,” “forecasts,” “estimates,” “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could,” “would,” “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the continuous development of the INX trading platform, the offering of non-deliverable cryptocurrency forwards, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information or otherwise.

Cboe Canada is not responsible for the adequacy or accuracy of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act, and applicable state securities laws or an exemption from such registration is available.

For further information, contact:
The INX Digital Company, Inc.
Investor Relations
+1 855 657 2314
Email: investorrelations@inx.co

For more information, contact:
Liz Whelan
liz@lwprconsulting.com
(312) 315-0160

SOURCE The INX Digital Company, Inc.

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